Exhibit 99.62

Management’s Discussion & Analysis three months ended March 31, 2006

The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the unaudited Consolidated Financial Statements of Petrofund Energy Trust (“Petrofund” or the “Trust”) for the three months ended March 31, 2006 and the December 31, 2005 audited consolidated financial statements and Management’s Discussion and Analysis included in the Petrofund Energy Trust 2005 annual report. All the oil and natural gas properties are held by Petrofund Corp. (“PC”) and Petrofund Ventures Trust (“PVT”), wholly owned subsidiaries of the Trust. This commentary is based on information available to May 9, 2006. Additional information (including Petrofund’s Annual Information Form (“AIF”)) can be obtained on SEDAR at www.sedar.com or on the Trust’s website at www.petrofund.ca.

CONVERSION AND CURRENCY

All amounts are stated in Canadian dollars unless otherwise noted. Where amounts and volumes are expressed on a barrel of oil equivalent (“boe”) basis, gas volumes have been converted to barrels of oil at 6,000 cubic feet per barrel (6 mcf/bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion of 6 mcf/1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All amounts are stated in Canadian dollars where specified.

NON GAAP MEASURES

The Trust uses adjusted cash flow (before changes in non-cash operating working capital and before capital reinvestment) to analyze operating performance and leverage. Adjusted cash flow (before changes in non-cash operating working capital) and adjusted cash flow before capital reinvestment before changes in working capital and before settlement of asset retirement obligations as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (“Canadian GAAP”) and may not be comparable with the calculation of similar measures for other entities. Cash flow (before changes in non-cash operating working capital) and cash flow from operations before changes in working capital and before settlement of asset retirement obligations as presented is not intended to represent operating cash flows or operating profits for the period, nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow (before changes in non-cash operating working capital) and cash flow from operations before changes in working capital and before settlement of asset retirement obligations are based on cash flow from operating activities before changes in non-cash operating working capital or before changes in non-cash working capital and before settlement of asset retirement obligations, as applicable.

The Trust also uses “net debt”. Net debt as presented does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable with the calculation of similar measures for other entities. Net debt as used by the Trust is calculated as bank debt and any working capital deficit excluding the current portion of derivative contracts.

The Trust also uses payout ratio as cash distributions paid divided by cash flow before capital reinvestment. Payout ratio as presented does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable with the calculation of similar measures for other entities.

Cash operating netback per BOE is calculated as the selling price less the cash cost of hedging less royalties, net of Alberta Royalty Credit (“ARC”), lease operating costs and transportation costs, by product, divided by the total production volumes in each period. For details by product type see the section “Net Income” in the Management’s Discussion and Analysis.

The Trust uses certain key performance indicators and industry benchmarks such as operating netbacks (“netbacks”), finding, development and acquisition costs (“FD&A”), and total capitalization to analyze financial and operating performance. These performance indicators and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and, therefore, may not be comparable with the calculation of similar measures for other entities.

These measures should be given careful consideration by the reader.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this quarterly report constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and PC believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this quarterly report should not be unduly relied upon. These statements speak only as of the date of this quarterly report.

In particular, this quarterly report contains forward-looking statements pertaining to the following:

•                  the size of the Trust’s oil and natural gas reserves;

•                  projections of market prices and costs;

•                  expected production;

•                  anticipated distributions on units of the Trust and the payout ratio;

•                  taxability of cash distributions;

•                  capital expenditures and the timing thereof;

•                  supply and demand for oil and natural gas;

•                  the Trust’s expectations with respect to acquisitions and the properties obtained thereunder;

•                  expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and

•                  treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this quarterly report:

•                  volatility in market prices for oil and natural gas;

•                  liabilities inherent in oil and gas operations;

•                  uncertainties associated with estimating reserves;

•                  competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•                  incorrect assessments of the value of acquisitions;

•                  geological, technical, drilling and processing problems; and

•                  the other factors described under “Business Risks” in this quarterly report and in the AIF.

These factors should not be construed as exhaustive. Except as required by applicable securities laws, neither the Trust nor PC undertakes any obligation to publicly update or revise any forward-looking statements.

MERGER ANNOUNCEMENT

On April 16, 2006, Petrofund announced its intention to merge with Penn West Energy Trust “Penn West” to form the largest conventional oil and gas trust in North America (the “Combined Trust”) with an enterprise value of more than $11 billion and initial production of approximately 135,000 boe/d. The Combined Trust will operate under the Penn West name and will be lead by the senior management of Penn West. In addition to the creation of the Combined Trust, unitholders of both Petrofund and Penn West will receive common shares in a new publicly listed, growth oriented exploration company which will be lead by members of Petrofund’s senior management.

HIGHLIGHTS OF THE THREE MONTHS ENDED MARCH 31, 2006

The Trust paid out cash distributions of $0.60 per unit in the first quarter of 2006 compared to $0.48 per unit in the first quarter of 2005.

The Trust’s payout ratio for the three months ended March 31, 2006 was 65% up from 44% in the fourth quarter of 2005 and compared to 67% in the first quarter of 2005.

Net income increased 181% to $54.0 million in the first quarter of 2006 versus $19.2 million in the first quarter of 2005.

The Trust generated cash flow of $108.3 million in the first quarter of 2006, an increase of 48% over the first quarter of 2005.

Average production on a boe basis increased 16% to 41,041 boe/d in the first quarter of 2006 from 35,234 boe/d in the first quarter of 2005.

Average prices realized in the first quarter of 2006 were up 13% on a boe basis from the same period in the prior year.

Petrofund has a strong balance sheet with a net debt to cash flow ratio of 1.0:1.0 in respect of annualized first quarter 2006 cash flow.

The Trust has a balanced production profile which averaged 49% natural gas and 51% oil and liquids in the first quarter of 2006.

The weighted average Trust units outstanding increased from 100.6 million in the first quarter of 2005 to 117.6 million in the first quarter of 2006.

The Trust’s market capitalization as at March 31, 2006, was approximately $3.0 billion ($1.8 billion at March 31, 2005).

OPERATIONAL HIGHLIGHTS

Petrofund carried out an active drilling program in the first quarter  of 2006 participating in the drilling of 114 wells, consisting of 111 working interest wells (30.3 net) and three farmout wells. This drilling activity resulted in 30 oil wells, 79 gas wells, two service wells and three abandoned wells for an overall success rate of 97%.

Following is a brief summary of noteworthy activity on Petrofund’s properties in the first quarter of 2006.

July Lake, British Columbia:  Petrofund completed a program of four horizontal Jean Marie gas wells. Petrofund’s working interest is 100% in three of the wells and 70% in the fourth well. The wells have been tied in and commenced production at the end of the quarter at approximately 3 mmcf/d net to Petrofund.

Weyburn, Saskatchewan:  In the Weyburn Unit, 15 horizontal infill wells (3.2 net) were drilled in the first quarter of 2006. Petrofund’s share of production from these wells is estimated to be approximately 250 boe/d and will be seen in the second quarter of 2006.

Herronton, Alberta:  The Herronton property was acquired by Petrofund in late 2005 as part of the Kaiser acquisition. Five wells were drilled into the Belly River formation as potential gas wells; however early spring breakup delayed completion of these wells to the second quarter of 2006.

Three Hills, Alberta:  Continued development in the Horseshoe Canyon CBM project resulted in 21 wells (7.4 net) being drilled in the quarter. These wells will likely be placed on production over the second and third quarter of 2006, adding approximately 500 mcf/d production net to Petrofund.

Turin, Alberta:  Four wells (3.1 net) were drilled in the Turin area in the first quarter of 2006. The program resulted in one oil well, one gas well, one D&A well and one well yet to be completed.

Midale, Saskatchewan:  In the Midale Unit, development drilling in the first quarter of 2006 included four horizontal production wells and two injection wells. Work on the property continues, leading to a ramp-up in CO2 injection rates later this summer.

Border, British Columbia:  Thirteen Bluesky-Gething wells (1.2 net) were drilled in the Border “B” unit this past winter. The wells have been completed and tied into production facilities and are expected to contribute 600 mcf/d net to Petrofund in the second quarter of 2006.

CASH DISTRIBUTIONS

For the three months ended March 31,	2006	2005
Distributions paid per unit	$0.60	$0.48

Trust unitholders who held their units throughout the first quarter of 2006 received cash distributions of $0.60 per unit as compared to $0.48 per unit in the first quarter of 2005. For 2006, the Trust distributed $0.20 per unit in April, has announced $0.20 per unit for May, and has indicated $0.20 per unit for June.

The Trust generated cash flow available for distribution before reserve for capital expenditures in the first quarter of 2006 of $107.5 million. The Trust paid out $70.3 million in distributions representing a payout ratio of 65%.

For the 12 months ended March 31, 2006, the Trust generated cash flow available for distribution of $430.0 million, and allocated $249.6 million for investment in development drilling and other projects. Distributions of $224.7 million were paid out, representing a payout ratio of 52%. For a detailed analysis of cash flow available for distribution and distributions paid, refer to Note 8 to the Interim Consolidated Financial Statements.

CASH DISTRIBUTION PAID HISTORY (1)

Cash distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held, as described below. For additional information, please see our website at www.petrofund.ca.

Calendar Year	Distributions (2)		Taxable Portion	Return of Capital
1989 to 1999	$26.5350		$—	$26.5350
2000	3.9900		2.4633	1.5267
2001	4.2400		2.6771	1.5629
2002	1.7100		0.9365	0.7735
2003	2.0900		1.0706	1.0194
2004	1.9200		1.4849	0.4351
2005	1.9500		1.9184	0.0316
2006 year to date	0.6000	(3)	0.4800	0.1200
Cumulative	$43.0350		$11.0188	$32.0042

(1)          Applies to unitholders who are residents of Canada and hold their units as capital property.

(2)          Based on cash distributions paid in the calendar year and adjusted for unit splits.

(3)          Petrofund estimates that approximately 80% of cash distributions paid in 2006 to Canadian Unitholders will be taxable. U.S. unitholders will also be taxable. Any non-taxable amounts will be treated as a tax deferred return of capital. Actual taxable amounts may vary depending on actual distributions and are dependent upon production, commodity prices and funds flow experienced throughout the year.

For U.S. taxpayers, the taxable portion of the cash distribution is considered to be a dividend for U.S. tax purposes. For most U.S. taxpayers this should be a “Qualified Dividend” eligible for the reduced tax rate. The non-taxable portion of the cash distribution is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss arising from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as gains.

This is a general guideline and not intended to be legal advice to any particular holder or potential holder of units of the Trust. This information is not exhaustive of all possible U.S. income tax considerations. Unitholders or potential unitholders of the Trust should consult their own legal and tax advisers as to the particular tax consequences of holding their Trust units.

CASH FLOW

For the three months ended March 31, ($000s)	2006	2005

Cash provided by operating activities	$112,285	$60,550
Increase (decrease) in non-cash working capital	(4,025)	12,409

Cash flow before non-cash operating working capital	108,260	72,959
Redemption of exchangeable shares	(226)	(387)
Asset retirement reserve fund	(554)	(476)
Capital lease repayment	—	(406)
Cash flow before capital reinvestment	$107,480	$71,690

MONTHLY CASH DISTRIBUTIONS

Actual cash distributions paid for per Trust unit along with relevant payment dates for 2006 are as follows:

Record Date (1)	Payment Date (1)	2006	2005
January 17	January 31	$0.20	$0.16
February 14	February 28	0.20	0.16
March 17	March 31	0.20	0.16
		$0.60	$0.48

(1)          Dates relate to 2006 only.

RESULTS OF OPERATIONS

FIRST QUARTER 2006 VERSUS FOURTH QUARTER 2005

The Trust generated cash flow of $108.3 million or $0.92 per unit in the first quarter of 2006 compared to $126.1 million or $1.17 per unit in the fourth quarter of 2005. The Trust maintained monthly cash distributions of $0.60 per unit and a payout ratio of 65% in the first quarter of 2006.

Total development expenditures for the first quarter of 2006 were $56.0 million. These activities will provide new production in the second, third and fourth quarters of 2006, as discussed further in the Operational Highlights.

Daily production volumes in the first quarter of 2006 of 41,041 boe were above fourth quarter volumes of 2005 of 39,178 boe. This increase resulted from the acquisition of Kaiser, offset by first quarter 2006 operational problems and by natural production decline.

Net income of $54.0 million in the first quarter of 2006 decreased from $100.1 million in the fourth quarter of 2005 mainly due to a decrease of 17% in prices on a boe basis, a change of $15.5 million in non-cash on commodity gains adjustment and an increase of $9.3 million in future income tax expense. The Trust recognized an unrealized (non-cash) commodity gain adjustment of $16.1 million versus an unrealized (non-cash) commodity gain of $31.6 million in the fourth quarter of 2005. Both adjustments were a result of the accounting standard governing price risk management activity. In addition, the future income tax expense in the first quarter of 2006 was $6.8 million compared to $2.5 million recovery in the fourth quarter of 2005.

The cash loss on commodity contracts during the first quarter of 2006 was $0.8 million compared to a $11.9 million loss in the fourth quarter of 2005.

Royalties were 21% of revenue in the first quarter of 2006, compared to 21% for the three months ended December 31, 2005.

Lease operating costs decreased to $10.02/boe in the first quarter of 2006 from $10.64/boe in the fourth quarter of 2005, due primarily to the lower cost structure of the Kaiser properties which are included for the entire first quarter for 2006 and positive adjustments to prior periods totaling $0.21 per boe.

Petrofund had an active drilling program in the first quarter of 2006, with 114 wells drilled. The program consisted of 111 working interest wells (30.3 net) and three farmout wells resulting in 79 gas wells, 30 oil wells, two service wells and three dry and abandoned wells for an overall 97% success rate.

PRODUCTION

In accordance with Canadian practice, production volumes and reserves are reported on a working interest basis, before deduction of Crown and other royalties, unless otherwise indicated.

Production volumes averaged 41,041 boe/d in the first quarter of 2006, an increase of 16% over average production volumes of 35,234 boe/d in the first quarter of 2005. The change in production reflects the acquisition of Kaiser in December of 2005.

Production volumes for the first quarter of 2006 were slightly below expectations due to operational problems at several properties. At Cherhill, unexpected compressor repairs and downhole pump repairs resulted in curtailment of approximately 150 boe/d for the quarter, this production has since been restored. A shut down at the Armisie property resulted in the loss of approximately 100 boe/d, this production has since been restored. In addition to other minor production losses, new production at several properties was delayed coming on stream due to early breakup.

For the three months ended March 31,	2006	2005

Daily Production
Oil (bbls)	18,041	18,238
Natural gas (mcf)	120,913	88,271
Natural gas liquids (bbls)	2,847	2,283
Total (boe 6:1)	41,041	35,234

PRICING & PRICE RISK MANAGEMENT

Revenues from the sale of crude oil, natural gas, and natural gas liquids and sulphur increased 32% to $204.1 million in the first quarter of 2006 from $154.8 million in the first quarter of 2005 due to a 16% increase in production and a 13% increase in prices on a boe basis.

Crude oil sales increased to $97.4 million in the first quarter of 2006 from $89.9 million in the first quarter of 2005 due to a 10% increase in the oil price and despite a 1% decrease in production from 18,238 bbl/d in the first quarter of 2005 to 18,041 bbl/d in the first quarter of 2006. The average WTI oil price increased from $49.84 US/bbl in the first quarter of 2005 to $63.45 US/bbl in the first quarter of 2006 or 27%; however, the Canadian par price at Edmonton increased only 12% from $61.45/bbl to $68.96/bbl due to the significant strengthening of the Canadian dollar relative to the U.S. dollar which averaged 0.87 in the first quarter of 2006 versus 0.82 in the first quarter of 2005. The average Canadian wellhead price received by Petrofund increased from $54.74/bbl in the first quarter of 2005 to $59.96/bbl in the first quarter of 2006. Petrofund’s differential from Edmonton par was $6.71/bbl in the first quarter of 2005 versus $9.00/bbl in the first quarter of 2006 as quality differentials for medium crudes have increased.

Natural gas sales increased to $92.6 million in the first quarter of 2006 from $55.4 million in the first quarter of 2005 due to a 37% increase in production and a 22% increase in the average prices received from $6.97/mcf in the first quarter of 2005 to $8.51/mcf in the first quarter of 2006. The monthly AECO price per mmbtu increased from $6.69 in the first quarter of 2005 to $9.27 in the first quarter of 2006. Production volumes averaged 120.9 mmcf/d in the first quarter of 2006 compared to 88.3 mmcf/d in the first quarter of 2005.

Sales of natural gas liquids and sulphur increased to $14.1 million in the first quarter of 2006 from $9.5 million in the first quarter of 2005 as production increased to 2,847 bbl/d in the first quarter of 2006 from 2,283 bbl/d in the first quarter of 2005. The average price increased from $46.04/bbl in the first quarter of 2005 to $54.12/bbl in the first quarter of 2006.

Average prices received for the three months ended March 31,	2006	2005

Oil (per bbl) (1)	$59.96	$54.74
Natural gas (per mcf) (1)	8.51	6.97
Natural gas liquids (per bbl) (1)	54.12	46.04
Weighted average per BOE (6:1)	$55.19	$48.79

(1)          Prices are before realized gains/losses on commodity contracts and before transportation costs which were previously deducted from oil and natural gas prices and are now disclosed separately on the income statement. Prices previously reported for prior years have been restated.

Production Revenue for the three months ended March 31, ($ millions)	2006	2005

Oil	$97.4	$89.9
Natural gas	92.6	55.4
Natural gas liquids & sulphur	14.1	9.5
Total	$204.1	$154.8

The Trust has a formal risk management policy which permits The Risk Management Committee to use specified price risk management strategies for up to 40% of crude oil, natural gas and NGL production including: fixed price contracts; costless collars; the purchase of floor price options; and other derivative financial instruments to reduce price volatility and ensure minimum prices for a maximum of eighteen months beyond the current date. The program is designed to provide price protection on a portion of the Trust’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Trust seeks to provide a measure of stability to cash distributions as well as ensure Petrofund realizes positive economic returns from its capital development and acquisition activities.

As at March 31, 2006, Petrofund had hedged 31.6 mmcf/d of natural gas and 6,000 bbl/d of crude oil for the balance of 2006. In 2007, hedged volumes are: 1) 9.5 mmcf/d of natural gas and 4,000 bbl/d of crude oil for the first quarter; and 2) 2,000 bbl/d  of crude oil for the second quarter. No commodity hedges currently extend beyond June 30, 2007. The Trust has committed to a fixed price power contact (as disclosed below) extending until December 31, 2008. A summary of the hedges volumes and prices by quarter is shown in the following table (see Note 13 to the Interim Consolidated Financial Statements for a detailed disclosure of all derivative financial instruments, physical hedges and their corresponding mark-to-market values):

	Average Volumes (mcf/d)
	2006				2007
Natural Gas	2006	Q2	Q3	Q4	Q1	Q2
Fixed	3,684	4,737	4,737	1,579	—	—
Collars	13,158	14,211	14,211	11,053	9,474	—
Three way collars	3,684	4,737	4,737	1,579	—	—
Floors	11,053	14,211	14,211	4,737	—	—
Total mcf/d	31,579	37,896	37,896	18,948	9,474	—

	Average Prices ($/mcf)
Fixed price	$9.50	$9.50	$9.50	$9.50	$—	$—
Collar ceiling price	11.48	11.17	11.17	12.10	12.56	—
Collar floor price	8.83	8.79	8.79	8.91	8.97	—
Three way ceiling price	8.99	8.99	8.99	8.99	—	—
Three way floor price	7.39	7.39	7.39	7.39	—	—
Three way floor short	6.07	6.07	6.07	6.07	—	—
Floor price	$9.32	$9.32	$9.32	$9.32	$—	$—

	Average Volumes (bbl/d)
	2006				2007
Oil	2006	Q2	Q3	Q4	Q1	Q2
Collared	5,667	5,000	6,000	6,000	4,000	2,000
Three way collars	333	1,000	—	—	—	—
Total bbl/d	6,000	6,000	6,000	6,000	4,000	2,000

	Average Price ($/bbl)
Collar ceiling price	$90.50	$89.00	$90.71	$91.78	$95.18	$89.41
Collar floor price	61.51	58.98	61.32	64.24	67.16	70.08
Three way ceiling price	69.20	69.20	—	—	—	—
Three way floor price	49.06	49.06	—	—	—	—
Three way floor short	$43.22	$43.22	$—	$—	$—	$—

	2006				2007
Alberta Power	2006	Q2	Q3	Q4	Q1	Q2
Fixed MW/h	2.0	2.0	2.0	2.0	2.0	2.0
Fixed price ($/MWh)	$57.00	$57.00	$57.00	$57.00	$57.00	$57.00

All foreign exchange calculations in this section of the report (including those immediately above) incorporate the Bank of Canada US dollar rate at the close on March 31, 2006 ($1.168 C$:US$). For a complete listing of all hedge transaction details please see Note 13 to the Financial Statements.

ROYALTIES

For the three months ended March 31,	2006	2005
Royalties ($millions)	$43.6	$31.8
Average royalty rate (%)	21.0	20.0
$/boe	$11.79	$10.04

Royalties, which include crown, freehold and overrides paid on oil and natural gas production, increased to $43.6 million in the first quarter of 2006 from $31.8 million in the first quarter of 2005, net of the Alberta Royalty Credit (“ARC”). Royalties, as a percentage of revenues before hedging losses, increased to 21.0% of revenues in the first quarter of 2006 from 20.0% of revenues in the first quarter of 2005.

EXPENSES

For the three months ended March 31,	2006	2005

Expenses ($millions)
Lease operating	$37.0	$32.0
Transportation	2.0	2.0
General & administrative	6.2	3.6
Financing costs	4.4	2.1

Expenses per boe
Lease operating	$10.02	$10.09
Transportation	0.55	0.64
General & administrative	1.69	1.15
Financing costs	1.18	0.67

Lease Operating

Oil and gas lease operating expenses increased to $37.0 million in the first quarter of 2006 from $32.0 million in the first quarter of 2005 mainly due to the acquisition of Kaiser in December 2005, and additional wells on production. Operating costs on a boe basis decreased to $10.02 in the first quarter of 2006 from $10.09 in the first quarter of 2005.

The most significant contributors to lower per unit operating costs in the first quarter of 2006 versus 2005 were higher production volumes in the first quarter of 2006, positive adjustments to prior periods in the first quarter of 2006 totaling $0.21 per boe. In addition, the first quarter of 2005 included $2.5 million prior year negative adjustments from operations.

Transportation Costs

Transportation costs on a boe basis were $0.55 in the first quarter of 2006 as compared to $0.64 in the first quarter of 2005. In the first quarter of 2006, Petrofund recognized prior period positive adjustments to transportation costs as compared to the first quarter of 2005, which recognized prior period costs.

General & Administrative (“G&A”)

General and administrative costs on a boe basis were $1.69 per boe in the first quarter 2006 as compared to $1.15 per boe in the same period in 2005.

General and administrative costs, net of overhead recoveries, increased to $6.2 million in 2006 from $3.6 million in 2005. G&A costs in the first quarter of 2006 reflect an increase in employee compensation expenses.

Financing Costs

Interest and other financing costs increased to $4.4 million in the first quarter of 2006 from $2.1 million in the first quarter of 2005 due to an increase in the average loan balance outstanding, plus an increase in the average prime loan rate from 4.25% in first quarter of 2005 to 5% in the first quarter of 2006. The average loan outstanding in the first quarter of 2006 was $433.2 million versus $233.2 million in the first quarter of 2005.

The bank loan outstanding at March 31, 2006, was $422.7 million as compared to $462.8 million at December 31, 2005.

DEPLETION, DEPRECIATION & ACCRETION

Depletion, depreciation and accretion expense increased to $64.0 million in the first quarter of 2006 from $43.7 million in first quarter of 2005 due to the increase in production and an increase in the depletion rate. The rate per boe increased to $17.34 in the first quarter of 2006 from $13.78 in the first quarter of 2005. The increase in the rate over 2005 and 2006 reflects the increasing cost of acquisitions. Unproved properties are included in the depletion and depreciation expense calculation.

INCOME TAXES

Current taxes consist of the Federal Large Corporations Tax and some minor amounts relating to income taxes of corporate entities acquired. The Federal Large Corporations Tax is based primarily on the debt and equity balances of the Trust’s 100% owned subsidiary, Petrofund Corp. as at March 31, 2006. The Federal Large Corporations Tax rate is being reduced in stages over a period of five years commencing in 2004, so that by 2008, the tax will be eliminated.

Capital taxes of $1.2 million in the first quarter of 2006 (2005 - $787,000) are primarily the Saskatchewan Capital Tax and Resource Surcharge, which is based upon gross revenues earned in Saskatchewan.

Future income tax liabilities arise due to the differences between the tax basis of Petrofund Corp’s assets and their respective accounting carrying costs. The future income tax expense in the first quarter of 2006 was $6.8 million compared to a $12.7 million recovery in the first quarter of 2005 and due to a number of items including a decrease in non-capital losses, an increase in asset retirement obligations and a reduction of deferred tax assets for commodity contracts.

NET INCOME

For the three months ended March 31,	2006	2005

Net income ($000s)	$53,989	$19,243
Net income per Trust unit
Basic	$0.46	$0.19
Diluted	$0.46	$0.19

Net income before taxes increased from $6.6 million in the first quarter of 2005 to $60.9 million in the first quarter of 2006 primarily due to a 16% increase in production, a 13% increase in prices based on a boe basis and a favorable $47.3 million commodity contract gain. These increases were offset by a 16% increase in lease operating costs and a 26% increase in depletion based on a boe basis.

The Trust recognized a net gain on commodity contracts of $15.3 million in the first quarter of 2006 compared to a $32.0 million loss in the first quarter of 2005. The unrealized (non-cash) gain on commodity contracts was $16.1 million in the first quarter of 2006 compared to a $23.8 million loss in the first quarter of 2005.

The increase in depletion is due to an increase in production and the increase in the depletion rate reflecting the increasing cost of acquisitions.

Total cash netbacks increased by $34.6 million. On a boe basis cash netbacks were $29.38 in the first quarter of 2006 up from $23.35 in the first quarter of 2005.

Total Cash Netbacks	2006	2005

Operating netback	$32.62	$25.45
Financing costs	1.18	0.67
General and administrative	1.69	1.15
Capital and current taxes	0.37	0.28
Total cash netback per BOE	$29.38	$23.35

As a result of the changes discussed above, net income increased to $54.0 million in the first quarter of 2006 from the $19.2 million reported in the first quarter of 2005.

Cash Operating Netbacks 2006	Oil $/bbl	Gas $/mcf	NGL $ /bbl	Total $ /boe

Selling price	$59.96	$8.51	$54.12	$55.19
Cash cost of hedging	(0.92)	0.06	—	(0.21)
Net selling price	59.04	8.57	54.12	54.98
Royalties, net of ARC	10.82	2.04	14.81	11.79
Lease operating	13.80	1.12	9.37	10.02
Transportation costs	0.31	0.13	0.46	0.55
Cash operating netback	$34.11	$5.28	$29.48	$32.62

Cash Operating Netbacks 2005	Oil $/bbl	Gas $/mcf	NGL $ /bbl	Total $ /boe

Selling price	$54.74	$6.97	$46.04	$48.79
Cash cost of hedging	(5.02)	—	—	(2.57)
Net selling price	49.72	6.97	46.04	46.22
Royalties, net of ARC	10.13	1.62	11.50	10.04
Lease operating	12.00	1.32	9.03	10.09
Transportation costs	0.58	0.13	0.50	0.64
Cash operating netback	$27.01	$3.90	$25.01	$25.45

CAPITAL EXPENDITURES

Acquisitions

During the three months ended March 31, 2006, PC spent $0.6 million, as compared to $6.3 million in the first quarter of 2005.

Development Activities

During the three months ended March 31, 2006, PC incurred $56.0 million in drilling and development activities as compared to $48.4 million in the three months ended March 31, 2005. A total of 114 wells were drilled, of which 79 were gas, 30 oil, 2 service well and 3 dry and abandoned for an overall success rate of 97%.

A summary of capital expenditures for the period is as follows (in $ thousands):

For the three months ended March 31,	2006	2005

Corporate and property acquisitions (1)	$608	$6,251
Property dispositions	(8)	—

Total corporate and property acquisitions - cash	600	6,251
Development expenditures:
Land & seismic	2,024	3,969
Drilling & completion	37,469	22,398
Well equipping	5,938	5,051
Tie-ins	3,563	4,351
Facilities	4,305	8,716
CO2 purchases	2,618	3,818
Other	61	87
Total development expenditures - cash	55,978	48,390
Total net capital expenditures - cash	56,578	54,641
Corporate acquisitions - non-cash (2)	(12,017)	—
Current year ARO capitalized	625	1,002
Total capital expenditures (3)	$45,186	$55,643

(1)   The corporate and property acquisition totals exclude the impact of non-cash items on corporate acquisitions such as future income taxes and ARO.

(2)   Includes non-cash items, change in the first quarter of 2006 as a result of a revision to the Kaiser acquisition future tax gross up.

(3)   Includes change in oil and natural gas royalty and property interest and goodwill.

ASSET RETIREMENT RESERVE FUND

As at March 31, 2006, PC had $9.6 million set aside in a segregated cash reserve to fund future abandonment costs. This cash fund is currently being build up at a rate of $0.15/boe produced, which is in place to fund significant future reclamations costs, such as the decommissioning of a major facility. PC performs well reclamation and abandonments, flare pit remediation work, etc. on a routine basis, which reduces cash flow available for distribution to proactively address environmental concerns. Petrofund incurred $0.7 million for these activities in the first quarter of 2006 compared to $1.1 million in the first quarter of 2005. PC expects to spend a further $3.0 million to $4.0 million on reclamation and abandonment work in 2006.

GOODWILL

The goodwill balance of $337.9 million arose as a result of acquisitions in 2005 and 2004. The goodwill balance was determined based on the excess of total consideration paid plus the future income tax liability less the fair value of the assets acquired in each transaction. The change in the first quarter 2006 is a result of a revision to Kaiser’s future tax gross up and additional transaction costs.

Accounting standards require that the goodwill balance be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such impairment exists, it would be charged to income in the period in which the impairment occurs. The Trust has determined that there was no goodwill impairment as of March 31, 2006.

LONG-TERM DEBT

As at March 31, 2006, the amount outstanding on the credit facility was $423 million, with $167 million available to finance future activities prior to the increase in the borrowing base as described below.

On April 28, 2006, PC’s borrowing base was increased to $650 million and the revolving period on the syndicated facility of $600 million was extended for a further 364 day period ending on April 28, 2007. In the event that the revolving bank line is not extended at the end of the 364 day revolving period, no payments are required to be made to non-extending lenders during the first year of the term period. However, Petrofund will be required to maintain certain minimum balances on deposit with the syndicate agent.

LIQUIDITY AND CAPITAL RESOURCES

The working capital deficit was $27.0 million at March 31, 2006, a decrease of $47.5 million from $31.9 million surplus as at December 31, 2005. The March 31, 2006 and December 31, 2005  amounts exclude net unrealized losses on commodity contracts. Current assets decreased $63.1 million from $128.8 million at December 31, 2005 to $65.7 million at March 31, 2006. Current liabilities decreased $4.2 million from $96.9 million at December 31, 2005 to $92.7 million at March 31, 2006. This decrease in liabilities reflects an increase in the capital expenditures in the quarter and a decrease in distributions payable to Unitholders.

During the first quarter of 2006 the Trust generated cash flow of $107.5 million and paid out $70.3 million in distributions. The excess of $37.2 million was used to partially fund the Trust’s capital expenditure program.

Total long-term debt decreased to $422.7 million at March 31, 2006, from $462.8 million at December 31, 2005, due to decrease in cash and cash equivalents.

The major changes in total long- term debt were due to:

For the three months ended March 31,	2006	2005

Cash flow before non-cash operating working capital	$108,260	$72,959
Net proceeds received from issuance of Trust units	589	4,190
Net change in non-cash working capital balances	15,313	(7,132)
Distributions paid	(70,333)	(47,894)
Expenditures on oil & natural gas properties, net	(56,578)	(54,641)
Asset retirement reserve fund	(554)	(476)
Redemption of exchangeable shares	(226)	(387)
Capital lease repayments	—	(406)
Net decrease in cash and cash equivalents	43,596	8,964
Miscellaneous	—	—
Total changes long-term debt	$40,067	$(24,823)

The ratio of long-term debt to cash flow at March 31, 2006, based on annualized first quarter 2006 cash flow before non-cash operating working capital was 1.0:1.0.

In the absence of an equity issue, long-term debt is expected to increase in 2006 due to a capital expenditure program which is expected to be in the $200 million range (excluding acquisitions) of which a significant portion is expected to be funded from cash flow. If the Trust is successful in completing one or more significant acquisitions in 2006, these would be financed by further utilization of the credit facility or a combination of additional bank borrowing and a possible equity issue of units from treasury.

The Trust anticipates it will continue to have adequate liquidity to fund future working capital and planned capital expenditures during 2006 primarily through cash flow from operations and utilization of our credit facility.

Capitalization Analysis

($000s, except per unit and percent amounts)	2006	2005

Working capital (deficiency) (1)	$(27,011)	$(59,531)
Bank debt	422,716	239,237
Net debt obligation	$449,727	$298,768
Units outstanding and issuable for Exchangeable Shares at end of period	117,605	100,746
Market Price at March 31,	25.41	17.64
Market capitalization	$2,988,340	$1,777,156
Total capitalization	$3,438,067	$2,075,924
Net debt as a percentage of total capitalization	13%	14%
Cash flow before non-cash operating working capital	108,260	$72,959
Net debt to cash flow (2)	1.0:1.0	1.1:1.0

(1)          Working capital (deficiency) excludes net unrealized gains/losses on commodity contracts.

(2)          Based on annualized first quarter 2006 and 2005 cash flows.

Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and, therefore, it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

UNITHOLDERS’ EQUITY

The weighted average Trust units/exchangeable shares outstanding are as follows:

For the three months ended March 31,	2006	2005

Basic	117,598,098	100,602,757
Diluted	117,633,217	100,644,186

Trust units/exchangeable shares outstanding:

As at March 31,	2006	2005

Trust units outstanding	117,248,748	100,206,640
Trust units issuable for exchangeable shares (Note 10)	356,147	539,147

The Trust had 117,248,748 Trust units outstanding at March 31, 2006 compared to 100,206,640 Trust units at the end of March 31, 2005. The weighted average number of Trust units outstanding including Exchangeable Shares, was 117,598,098 Trust units for the first quarter of 2006 as compared to 100,602,757 for 2005. During the first quarter of 2006, 22,928 Exchangeable Shares were converted into 32,000 Trust units and 7,071 were redeemed for cash leaving 253,026 Exchangeable Shares outstanding at March 31, 2006 which are convertible into 356,147 Trust units.

FINANCIAL INSTRUMENTS

The net positive fair value of the commodity contracts at March 31, 2006 of $11.5 million has been recorded on the balance sheet as “commodity contracts” under assets or liabilities, as appropriate. The positive change in the fair value of the contracts, from January 1, 2006 to March 31, 2006 of $16.1 million is recorded in the income statement on a separate line as “gain/loss on commodity contracts”. The line item also includes realized losses on commodity contracts of $0.8 million for three months ended March 31, 2006 compared to $8.2 million for three months ended March 31, 2005.

Commodity Contracts ($000s)	Jan 1, 2006	Change in Fair Value	Mar 31, 2006

Current Asset
Commodity contracts	$1,906	$14,445	$16,351

Current Liability
Commodity contracts	(6,546)	1,647	$(4,899)
	$(4,640)	$16,092	$11,452

GAIN (LOSS) ON COMMODITY CONTRACTS

For the three months ended March 31, ($000s)	2006	2005

Realized cash gain (loss) on contracts
Crude oil and liquids	$(1,493)	$(8,236)
Natural gas	632	—
Electricity	105	70
	(756)	(8,166)
Unrealized cash gain (loss) on contracts
Crude oil and liquids	(1,822)	(17,611)
Natural gas	18,268	(6,339)
Electricity	(354)	119
	16,092	(23,831)
Gain (loss) on commodity contracts
Crude oil and liquids	(3,315)	(25,847)
Natural gas	18,900	(6,339)
Electricity	(249)	189
	$15,336	$(31,997)

NON-RESIDENT OWNERSHIP

Based on information available to the Trust, Petrofund estimated that non-resident ownership was approximately 73% as of April 30, 2006. There are to the knowledge of Petrofund, at this time, no significant changes pending or proposed to the Income Tax Act (Canada) (the “Tax Act”) that could impact Petrofund’s qualification as a “mutual fund trust” under the Tax Act.

In order for Petrofund to qualify as a “mutual fund trust” for the purposes of the Tax Act, it is required, among other things, that (i) the Trust not be considered to be a trust established or maintained primarily for the benefit of non-residents of Canada; or (ii) the Trust satisfies certain conditions as to the nature of the assets of the Trust as specified in the Tax Act (the “Asset Test”). The Trust Indenture provides that, except to the extent permitted under the Tax Act, the Trust shall endeavor to satisfy the requirements of the Tax Act to qualify as a “mutual fund trust” at all times. The Trust believes it has at all material times satisfied the Asset Test and, accordingly, for the purposes of the requirements of these provisions, should qualify as a “mutual fund trust” under the current provisions of the Tax Act.

Accordingly, there are to the knowledge of Petrofund, at this time, no restrictions or deadlines on Petrofund pertaining to non-resident ownership levels. However, the Trust will continue to provide non-resident ownership level updates on a quarterly basis and will continue to monitor any developments in this area.

OFF-BALANCE SHEET ARRANGEMENTS

The Trust had no off-balance sheet financing arrangements in the period.

RELATED PARTY TRANSACTIONS

The Trust had no related party transactions in the period.

CHANGE IN ACCOUNTING POLICIES

As of May 9, 2006, there were no significant changes to the Trust’s accounting policies from December 31, 2005.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates. The Trust follows the full cost method of accounting for its oil and natural gas activities as described in Note 2 of Petrofund’s annual Consolidated Financial Statements as at December 31, 2005. These estimates include:

(a)          estimated production revenues, royalties and operating costs as at a specific reporting date but for which actual revenues and costs have not yet been received.

(b)         estimated capital expenditures on projects that are in progress.

(c)          estimated depletion, depreciation, and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future.

(d)         estimated fair values of derivative contracts that are subject to fluctuation depending upon underlying commodity prices and foreign exchange rates.

(e)          estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

(f)            estimated fair value of acquired company’s assets and liabilities are dependent on the estimated value of oil and natural gas properties. Determining fair value of these properties involves estimating oil and natural gas reserves and future prices of oil and natural gas.

The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available, and as economic conditions impacting oil and natural gas prices, operating costs, and royalty burdens change. Reserve estimates impact net income through depletion, depreciation and accretion and in the application of the ceiling test, whereby the value of the oil and natural gas assets are subjected to an impairment test. The reserve estimates are also used to assess the borrowing base for the Trust’s credit facilities. Revision or changes in the reserve estimates can have either a positive or negative impact on net income or the borrowing base of the Trust.

All estimates are prepared by qualified individuals who have knowledge of operations and related activities. Prior estimates are compared to actual results to confirm or improve accrual procedures and to make more informed decisions on future estimates. Reserve estimates are prepared by an independent qualified reserves evaluator appointed by the Board. An independent committee of the Board, the Reserve’s Audit and EH& S committee oversees the integrity of the Trust’s reserves.

OUTLOOK FOR 2006

The level of cash flow for the remainder of 2006 will be affected by oil and gas prices, the Canadian - U.S. dollar exchange rate and the Trust’s ability to add reserves and production in a cost effective manner. Both product prices and the exchange rate have shown volatility to date in 2006 and this trend is expected to continue throughout the year. The Trust is continuing to execute its budgeted development and exploitation program of $200 million for the year.

While the price of crude oil remains at close to historic highs, natural gas prices have decreased significantly since the fourth quarter of 2005. This drop is the result of high natural gas storage inventories resulting from a very mild winter season in North America. If more normal weather returns next winter, natural gas prices are expected to recover. The Trust expects the Canadian dollar to remain strong throughout 2006.

Petrofund pursues a well defined risk management program to help offset the effect of commodity price fluctuations. This program utilizes collars as the main hedging tool but Petrofund also enters into fixed price transactions when commodity prices approach historic highs. To date, the Trust has not entered into any currency related transactions. The risk management strategies and hedged positions are discussed under the header “Pricing and Price Risk Management” in this report.

CORPORATE DEVELOPMENTS

Petrofund and Penn West Merger

On April 16, 2006, Petrofund and Penn West Energy Trust (“Penn West”) announced that they have entered into an arrangement agreement (the “Arrangement”) that provides for the combination of Petrofund and Penn West to create the largest conventional oil and gas trust in North America (the “Combined Trust”) with an enterprise value of more than $11 billion. The combined Trust will operate under the Penn West name and will be led by the senior management team of Penn West including William Andrew as President and Chief Executive Officer and David Middleton as Executive Vice President and Chief Operating Officer.

Under the terms of the Arrangement, each Petrofund unit will be exchanged for 0.6 of a Penn West unit on a tax-deferred basis in Canada and the U.S.. Petrofund unitholders will also receive a one-time special distribution of $1.00 per Petrofund unit, payable immediately prior to the closing of the Arrangement. Including the special distribution, the consideration to be received by Petrofund unitholders represents a 3.6% premium, based on the closing prices on April 13th of Petrofund and Penn West on the TSX, or a 6.3% premium based on the prior 20-day weighted average trading prices. On completion of the merger, existing Petrofund unitholders will own approximately 29 percent and Penn West unitholders will own approximately 71 percent of the Combined Trust. In addition to the existing Penn West listing on the Toronto Stock Exchange, an application will be made to inter-list the trust units of Penn West on the New York Stock Exchange prior to the Arrangement closing. Petrofund’s trust units are currently listed on the Toronto and American Stock Exchanges.

The Arrangement provides for the accelerated vesting of all rights issued under the Restricted Unit Plan, Long-Term Incentive Plan and Trust Unit Incentive Plan. Exchangeable shareholder is able to accelerate conversion of the exchangeable shares to Trust units as a result of this Arrangement.

In addition, unitholders in both Trusts will receive common shares in a new publicly-listed, high-growth oriented exploration company (“Exploreco”), which will contain assets contributed from both Petrofund and Penn West. Each Petrofund unitholder will receive 0.12 of a common share in Exploreco for each Petrofund unit held and each Penn West unitholder will receive 0.2 of a common share in Exploreco for each Penn West unit held. Members of the senior management team of Petrofund, including Jeffrey Newcommon as President and Chief Executive Officer and Glen Fischer as Chief Operating Officer, will lead Exploreco.

The Arrangement is subject to regulatory approval and the approval of at least 66 2/3 percent of both Petrofund and Penn West unitholders who vote at the unitholder meeting to approve the Arrangement. It is expected that the unitholders meeting which will be held to obtain unitholder approvals will be held in late June 2006, with the Arrangement to close shortly thereafter. An Information Circular, prepared jointly by the trusts, will be mailed to unitholders of both Petrofund and Penn West in late May 2006. The Boards of Directors of both trusts have unanimously approved the combination, have agreed to vote their units in favor of the deal, and have received satisfactory fairness opinions from their respective financial advisors.

Highlights of the Combination

The proposed combination allows for unitholders of both Petrofund and Penn West to participate in a larger, stronger and more efficient trust, consistent with the existing business models that emphasize long-term sustainability. The building blocks for sustainability are evident in the Combined Trust: high-quality, long-life assets, an extensive portfolio of internal growth opportunities and strong financial position and management.

•                  Initial production of 135,000 boe/d approximately balanced between oil and natural gas and weighted 86% to light oil, natural gas and NGLs to maintain high operating netbacks

•                  The Combined Trust will hold a large and diverse portfolio of high quality, low decline and long life assets with a reserve life of approximately 10.5 years on a proved plus probable basis

•                  The larger capital programs of the Combined Trust will enable the development of the large undeveloped land base to be exploited faster and more effectively

•                  Each of Petrofund and Penn West own interests in major light oil properties that are highly amenable to production and reserve increases using Enhanced Recovery techniques, including CO2 flooding

•                  The Combined Trust will have additional opportunities for unconventional growth including the Peace River Oil Sands Project, an extensive program of farming out undeveloped land and the development of coalbed methane

•                  The Combined Trust will have a greater weighting in the Canadian indexes and should receive increased attention from both institutional and individual investors

•                  The increased size of the Combined Trust will further enhance its ability to pursue large scale, multi-year projects and acquisitions

•                  The Combined Trust will have a strong balance sheet and conservative payout ratio

•                  The Combined Trust is expected to realize administrative and operating efficiencies through economies of scale

•                  Both Petrofund and Penn West unitholders will also participate in the potential upside offered from Exploreco

MANAGEMENT AND FINANCIAL REPORTING SYSTEMS

The Trust has established procedures and internal control systems in place to ensure timely and accurate preparation of management, financial and other reports. Disclosure controls and procedures are in place to ensure all ongoing statutory reporting requirements are met and material information is disclosed on a timely basis. The President and Chief Executive Officer and Vice-President and Chief Financial Officer, individually, sign certifications that the financial statements together with the other financial information included in the regulatory filings fairly present in all material respects the financial condition, results of operation, and cash flows as of the dates and for the periods presented. During the first quarter of 2006, there were no significant changes that would materially effect the internal controls over financial reporting.

EVALUATION OF DISCLOSURE CONTROL AND PROCEDURES

Our management, including our Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Trust’s disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Trust’s disclosure controls are effective as of the end of the period covered by the 2005 annual report, in all material respects, after considering the “control assertion statements” and the guidance published within U.S. Securities and Exchange Commission Release No. 33-8124, Certification of Disclosures in Companies Quarterly and Annual Reports, and Canadian Securities Administrators Multilateral Instrumental 52-109 Certification of Disclosures in Issuers’ Annual and Interim Fillings. There were no changes to our internal controls over financial reporting during the first quarter of 2006 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

BUSINESS RISKS

As of May 9, 2006, there were no significant changes to the Trust’s business risks from those described in Petrofund’s Annual Consolidated Financial Statements as at December 31, 2005 and 2004.

SENSITIVITY ANALYSIS

Below is a table that shows sensitivities to pre-hedging cash flow as a result of product price and operational changes that can significantly affect cash flow and results of operations. The table is based on actual prices received for the first quarter of 2006 and production volumes of 41,000 boe/d. These sensitivities are approximations only and are not necessarily valid at other price and production levels. As well, hedging activities can significantly affect these sensitivities.

	Change	$000s	$/unit per year

Price per barrel of oil*	$1.00 US	$7,102	$0.060
Price per mcf of natural gas*	$0.25 CDN	$8,385	$0.071
US/Cdn exchange rate	$0.01	$6,481	$0.055
Interest rate on debt ($423 million)	1%	$4,227	$0.036
Oil production volumes*	100 bbl/day	$1,773	$0.015
Gas production volumes*	1 mmcf/day	$2,361	$0.020

*                 After adjustment for estimated royalties.

QUARTERLY FINANCIAL DATA

	Net Oil and	Net	Net income per Unit
($ millions, except per unit amounts)	Natural Gas Sales (1)	Income	Basic	Diluted

2006
First quarter	$160.5	$53.3	$0.46	$0.46
2005
First quarter	$122.9	$19.2	$0.19	$0.19
Second quarter	141.7	40.2	0.40	0.40
Third quarter	170.3	51.2	0.49	0.49
Fourth quarter	188.9	100.1	0.93	0.93
2004
Second quarter	$89.9	$0.8	$0.01	$0.01
Third quarter	119.9	15.1	0.15	0.15
Fourth quarter	125.9	50.9	0.51	0.51

(1)          Net after royalties

QUARTERLY REVIEW

(thousands of Canadian dollars and units, except per unit amounts and as indicated)

	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Daily Production
Oil (bbls)	18,041	18,856	18,451	17,500	18,238	18,508	17,504	12,679
Natural gas (mcf)	120,913	108,948	97,825	96,951	88,271	90,089	90,119	79,741
Natural gas liquids (bbls)	2,847	2,164	2,730	2,353	2,283	2,502	2,427	2,074
BOE (6:1)	41,041	39,178	37,485	36,011	35,234	36,025	34,950	28,043
Average Prices (5)
Oil (per bbl)	$59.96	$62.46	$69.37	$59.18	$54.74	$50.96	$52.02	$47.01
Natural gas (per mcf)	$8.51	$11.78	$9.10	$7.65	$6.97	$7.12	$6.50	$7.13
Natural gas liquids (per bbl)	$54.12	$65.46	$50.36	$51.10	$46.04	$48.20	$43.68	$37.13
Per BOE (6:1)	$55.19	$66.44	$61.57	$52.69	$48.79	$47.33	$45.85	$44.27
Operational Highlights
Oil and natural gas sales (5)	$204,061	$239,627	$212,404	$172,831	$154,768	$156,922	$147,489	$112,970
Net oil and natural gas sales (1)	$160,499	$188,920	$170,309	$141,722	$122,924	$125,866	$119,911	$89,953
Cash flow (2)	$108,260	$126,111	$111,122	$87,811	$72,959	$72,302	$65,075	$49,820
Per unit - basic	$0.92	$1.17	$1.06	$0.86	$0.73	$0.72	$0.65	$0.64
- diluted	$0.92	$1.17	$1.06	$0.86	$0.72	$0.72	$0.65	$0.64
Per BOE	$29.31	$34.99	$32.22	$26.80	$23.01	$21.81	$20.24	$19.52
Cash distribution paid	$70,333	$55,452	$50,150	$48,793	$47,894	$47,734	$47,684	$39,165
Cash distribution paid per unit	$0.60	$0.51	$0.48	$0.48	$0.48	$0.48	$0.48	$0.48
Payout ratio (6)	65%	44%	45%	56%	67%	67%	75%	80%
Net income	$53,989	$100,023	$51,209	$40,193	$19,243	$50,765	$15,147	$817
Per unit - basic	$0.46	$0.93	$0.49	$0.40	$0.19	$0.51	$0.15	$0.01
- diluted	$0.46	$0.93	$0.49	$0.40	$0.19	$0.51	$0.15	$0.01
Cash operating netback per BOE	$32.62	$37.93	$34.67	$29.28	$25.45	$24.40	$22.57	$22.05
Lease operating costs	$37,024	$38,333	$35,558	$35,677	$32,010	$29,222	$30,920	$23,639
Cost per BOE	$10.02	$10.64	$10.31	$10.89	$10.09	$8.82	$9.62	$9.26
General & administrative costs	$6,243	$4,817	$4,816	$3,902	$3,639	$4,223	$3,764	$3,316
Costs per BOE	$1.69	$1.34	$1.40	$1.19	$1.15	$1.27	$1.17	$1.30

	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Balance sheet
Working capital (deficit) (3)	$(27,011)	$31,897	$12,077	$(47,812)	$(59,531)	$(49,310)	$(24,229)	$(13,884)
Property, plant and equipment, net	$1,711,712	$1,777,922	$1,297,522	$1,306,761	$1,259,248	$1,246,694	$1,230,636	$1,251,484
Total assets	$2,201,266	$2,267,119	$1,569,436	$1,575,524	$1,503,672	$1,486,412	$1,469,209	$1,507,276
Long-term debt	$422,716	$462,783	$244,499	$254,345	$239,237	$214,414	$199,474	$212,537
Unitholders’ equity	$1,369,624	$1,385,343	$1,084,746	$1,034,115	$992,882	$1,026,526	$1,031,226	$1,063,704
Units and Exchangeable Shares Outstanding
Weighted average	117,598	107,363	105,018	101,569	100,603	100,396	100,267	78,074
Diluted	117,633	107,415	105,039	101,593	100,644	100,466	100,353	78,229
At period end	117,605	117,561	105,046	105,014	100,746	100,451	100,344	100,190
Market Capitalization	$2,988,340	$2,408,816	$2,397,156	$2,047,767	$1,777,156	$1,568,036	$1,595,476	$1,487,823
Total Capitalization (3) (4)	$3,438,067	$2,839,702	$2,629,578	$2,349,924	$2,075,924	$1,831,760	$1,819,179	$1,714,244
Trust Unit Trading (TSX:PTF.UN)
High ($CDN)	$25.79	$23.17	$23.31	$19.97	$19.33	$17.15	$16.35	$18.08
Low ($CDN)	$20.55	$19.05	$19.30	$17.00	$15.50	$14.52	$14.62	$14.70
Close ($CDN)	$25.41	$20.49	$22.82	$19.50	$17.64	$15.61	$15.90	$14.85
Average daily volumes	265	256	147	176	264	185	287	189
Trust Unit Trading (AMEX:PTF)
High ($US)	$22.18	$19.88	$19.85	$16.25	$16.05	$13.65	$12.83	$13.54
Low ($US)	$17.85	$16.10	$15.72	$13.62	$12.66	$12.16	$11.10	$10.95
Close ($US)	$21.88	$17.64	$19.64	$15.92	$14.62	$13.04	$12.60	$11.16
Average daily volumes	578	550	579	469	643	518	431	319

(1)          Net after royalties.

(2)          Cash flow before net changes in non-cash operating capital (Non-GAAP measures, see special notes in Management’s Discussion and Analysis).

(3)          Excludes net unrealized gains/losses on commodity contracts.

(4)          Total capitalization equals market capitalization plus net debt (Non-GAAP measures, see special notes in Management’s Discussion and Analysis).

(5)          Prices and revenue are before realized gains/losses on commodity contracts and before transportation costs.

(6)          Cash distributions paid divided by cash flow before capital reinvestment.

Cash operating netback per BOE is calculated as the selling price less the cash cost of hedging less royalties, net of ARC, lease operating costs and transportation costs, by product, divided by the total production volumes in each period.

ABBREVIATIONS

bbl: barrel

bcf: billion cubic feet

boe: barrels of oil equivalent

boe/d: barrels of oil equivalent per day

bbl/d: barrels per day

mbbl: thousand barrels

mboe: thousand barrels of oil equivalent

mmbtu: million British thermal units

mbbl/d: thousand barrels per day

mcf: thousand cubic feet

mcf/d: thousand cubic feet per day

mlt: thousand long tons

mmbbl: million barrels

mmboe: million barrels of oil equivalent

mmcf: million cubic feet

mmcf/d: million cubic feet per day

tcf: trillion cubic feet

APO: after payout

ARC: Alberta Royalty Credit

BPO: before payout

gj: gigajoules

NGL: natural gas liquids

RLI: reserve life index (in years)

WTI: West Texas Intermediate

GLOSSERY OF TERMS

boe: Barrel of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Caps: A contract that establishes a maximum price to be paid for a security OR commodity. See also floors.

Collars: A contract that establishes a maximum and a minimum price to be paid for a security or commodity – See also floors.

Crown royalty: The government’s share of a property’s production.

Floors: A contract that establishes a minimum price to be paid for a security or commodity. See also caps.

Netback: The amount received from the sale of a barrel of oil or barrel of oil equivalent after the deduction of operating costs, royalty payments, cash hedging costs and transportation expenses.

Net Production: The working interest share of gross production.

Probable reserves: Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Proved reserves: Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Swaps: An exchange of streams of payments between two counterparties, sometimes directly and at other times through an intermediary.

Unitized production: The joint operation of all or some portion of a production reservoir.

Water flood: A method of secondary recovery in which water is injected into an oil reservoir for the purpose of sweeping the oil out of the reservoir rock and into the bore of a production well.

Working interest: The interest in a lease that carries with it the rights and obligations to develop and operate and oil or natural gas property.

CORPORATE DIRECTORY

PETROFUND CORP. DIRECTORS AND OFFICERS

Jeffery E. Errico

President and Chief Executive Officer

Jeffrey Newcommon

Executive Vice-President

Glen Fischer

Senior Vice-President, Operations

Edward J. Brown CA

Vice-President, Finance and

Chief Financial Officer

Noel Cronin

Vice-President, Production

Hugo Potts

Corporate Secretary

John F. Driscoll

Chairman of the Board and Director

James E. Allard (2), (3)

Director

Sandra Cowan (1)

Director

Arthur E. Dumont (1), (3)

Director

Jeffery E. Errico

Director

Gary L. Lee (2), (4)

Director

Wayne M. Newhouse (3), (4)

Director

Frank Potter (1), (2), (4)

Director

(1)          Member of the Governance Committee

(2)          Member of the Audit Committee

(3)          Member of Reserves Audit and EH&S Committee

(4)          Member of Human Resources and Compensation Committee

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

Calgary, Alberta

Goodman and Carr LLP

Toronto, Ontario

AUDITORS

Deloitte & Touche LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

Calgary, Alberta

PETROLEUM CONSULTANTS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange

Symbol: PTF.UN

American Stock Exchange

Symbol: PTF

PETROFUND ENERGY TRUST INVESTOR RELATIONS

Toll Free :1-866-318-1767

Tel:  403-218-4736

Fax:  403-539-4300

email: info@petrofund.ca

website: www.petrofund.ca

HEAD OFFICE

444-7th Avenue SW

Suite 600

Calgary, Alberta, T2P 0X8

Tel: 403-218-8625

Fax: 403-269-5858